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             U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                          (Check One):

[ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [x]Form 10-Q []Form N-SAR
For Period Ended:       June 30, 1995
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A


Part 1-Registrant Information


Metropolitan Mortgage & Securities Co., Inc.
     Full Name of Registrant
         (Commission File No. 2-63708)
     Former Name if Applicable  N/A
         West 929 Sprague Avenue
       Address of Principal Executive Office (Street and Number)
         Spokane, WA 99204
        City, State and Zip Code


Part II-Rules 12b-25 (b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]


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     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [X]

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [X]


Part III-Narrative


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant's personnel primarily responsible for preparation of the Report have been delayed in finalizing the Report due to the complexity of preparing proper financial reports for the transactions which have occurred during the reporting period.

Part IV-Other Information


     (1) Name and telephone number of person to contact in regard
to this notification         Susan A. Thomson
                               (Name)

   (509)         838-3111
(Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                            [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                            [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Metropolitan Mortgage & Securities Co., Inc.
          (Name of Registrant as specified in charter) The Registrant's personnel primarily responsible for preparation of the Report have been delayed in finalizing the Report due to the complexity of preparing properly financial reports for the transactions which have occurred during the reporting period.






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has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date  August 14, 1995		By  /s/ C. Paul Sandifur, Jr.

					C. Paul Sandifur, Jr.
 					President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                            ATTENTION

     Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (see 18 U.S.C. 1001).